Horwitz & Cron	Four Venture Plaza Suite 390 Irvine, California 92618
Telephone: 949 . 450 . 4942 Facsimile: 949 . 453 . 8774

Via Facsimile
202-772-9204

May 12, 2005

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director
Office of Small Business
Mail Stop 0308
Washington, D.C. 20549

RE: REED’S , INC., a Delaware corporation
                        Form SB-2, Amendment No. 5 ~ Filed May 12, 2005
                        File No.: 333-120451

Dear Mr. Owings:

Pursuant to Rule 461 of Regulation C, we hereby request the acceleration of the effective date for the Company’s Registration Statement to 4:00 PM Eastern Standard Time on Friday, May 13, 2005 or as soon as possible thereafter.

In connection with this request for acceleration, the company hereby acknowledges that:

(1) Should the Commission staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

(2) The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) The company my not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Horwitz & Cron

Lawrence W. Horwitz
LWH:sm
cc.  Pradip Bhaumik
       Client